AMENDMENT NO. 1 TO THE BY-LAWS OF
PROLINK HOLDINGS CORP.

Section 1 of Article III of the By-Laws of ProLink Holdings Corp., a Delaware corporation (the “Corporation”), is hereby amended by deleting said Section in its entirety and substituting in lieu thereof the following new Section:

SECTION 1. NUMBER AND TERM. — The number of directors shall be nine (9). The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his or her successor shall be elected and shall qualify. Directors need not be stockholders.

This Amendment No. 1 to the By-Laws has been duly adopted in accordance with the provisions of the Corporation’s Certificate of Incorporation, as amended to date and currently in effect, and the Corporation’s By-Laws.

Signed this 17th day of April, 2009

PROLINK HOLDINGS CORP.

By: /s/ Lawrence D. Bain
Name: Lawrence D. Bain
Title: Chief Executive Officer